UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14509

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/23** AND ENDING **09/30 /24**

 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CARL M. HENNIG, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

206 NORTH MAIN STREET

 (No. and Street)

OSHKOSH	**WI**	**54901**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SCOT HARENBURG	**920-231-6630**	**sharenburg@cmhennig.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC

 (Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	**Fredericksburg**	**TX**	**78624**
(Address)	(City)	(State)	(Zip Code)
03/19/2019		**6543**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOT HARENBURG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CARL M. HENNIG, INC., as of 9/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Wisconsin
County of Winnebago

NOTARY PUBLIC TINA RAUSCH STATE OF WISCONSIN

Signature: Scot Harenburg

Title: PRESIDENT PRESIDENT

Notary Public

My Commission Expires: 10/28/25

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Tuttle & Bond, PLLC
Certified Public Accountants

To Directors and Shareholders of Carl M. Hennig, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. (the "Company") as of September 30, 2024, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Tuttle & Bond, PLLC

Giddings, Texas
12/30/2024

We have served as the auditor for Carl M. Hennig, Inc. since 2024.



Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph: 512.967.3517

CARL M. HENNIG, INC.
Statement of Financial Condition
As of September 30, 2024

ASSETS

ASSETS		
Cash	$	91,032
Receivable from Broker/Dealer		234,890
Securities Owned, at Fair Value		695,645
Prepaids		945
Furniture, Equipment, and Leasehold Improvements, at Cost, Net of $260,711 Accumulated Depreciation and Amortization		182
Goodwill		125,000
Deferred Tax Asset		6,150
TOTAL ASSETS	$	1,153,844

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts Payable	$	44,180
Compensation and Commissions Payable		275,315
Accrued Profit Sharing Contribution		94,565
Income Tax Payable		272
Total Liabilities		414,332
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value, 2,000 Shares Authorized, 800 Shares Issued and Outstanding		80,000
Additional Paid-in Capital		225,000
Retained Earnings		455,794
Accumulated Other Comprehensive Loss		(21,282)
Total Stockholders' Equity		739,512
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,153,844

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Carl M. Hennig, Inc. (the "Company") was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities.

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Securities Transactions
Securities transactions of the Company, including commission revenue, 12b-1 revenue, and related expenses, are recorded on a trade date basis, which is the same business day as the transaction date.

Cash
For the purposes of the statement of cash flows, cash is defined as demand deposits including checking accounts.

Receivables
The Company reviews the receivables for collectability on a regular basis. The allowance for doubtful accounts reflects management's best estimate of probable losses determined principally on the basis of historical experience. There was no allowance for doubtful accounts as of September 30, 2024.

Depreciation and Amortization
Depreciation of furniture and equipment is provided for using various methods over five to seven-year periods. Amortization of leasehold improvements is provided based on estimated life.

Intangible Assets
The Company values all intangible and identifiable intangible assets acquired and liabilities assumed in business combination transactions. Goodwill represents the unidentifiable assets that are implicitly included in the consideration exchanged for the acquired business.

The Company has elected the following accounting alternatives relative to goodwill and related impairment testing:

- The Company, as part of goodwill, includes customer related intangibles that were acquired in connection with any business transactions.

- The Company has elected to test goodwill for impairment upon the occurrence of a triggering event or circumstance that indicates the fair value of the reporting unit is less than the carrying amount, including goodwill.

- The Company evaluates whether triggering events or changes in circumstances have occurred by considering the facts and circumstances that exist as of the end of the reporting period.

The Company has evaluated the intangible assets as of the reporting period and have concluded there is no impairment of goodwill as of September 30, 2024.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advisory Fees
Advisory fees are recognized based on the ending balance of the previous quarter and are paid in arrears.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes
The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including net operating losses. Future tax benefits are recognized only to the extent that realization of such benefits, in the opinion of management, is more likely than not.

Deferred taxes are provided on differences between financial reporting and income tax basis of accounting. The differences arise primarily from differing methods used to account for unrealized gain or losses on securities owned.

The Company is no longer subject to examination by tax authorities for Federal, state, or local income taxes for periods before 2020.

Advertising Costs
Expenditures for advertising and sales promotion are expensed as incurred. Advertising and promotion expense was $2,807 for the year ended September 30, 2024.

Significant Judgments
The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 2 – Recognition of Revenue

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

The Company has entered into a clearing agreement with a clearing broker whereby it introduces customers and receives revenue. Customers enter into a customer agreement with the clearing broker which establishes the terms under which the customer agrees to compensate the parties for transactions provided, including the purchase and sale of financial products and fees for account maintenance. The transaction price is determined by the market and may include a commission or markup ("transaction fees") added by the Company. The Company or clearing affiliate may charge/earn fees for margin lending, balances held, and sundry services ("other services"), as set forth in the customer agreement, which fees may be shared with the Company. All services are satisfied, and transaction and other fees are recognized, on the transaction date; the date in which the underlying financial instrument is purchased or sold, the purchaser or seller is identified, pricing is agreed, risk and rewards of ownership or dispossession has occurred and transferred, and other transaction services have been provided.

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("the fund") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor. The Company meets its performance obligation by servicing the customer. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from the fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Note 2 – Recognition of Revenue (Continued)

The Company has entered into an agreement as a broker or dealer with a clearing organization. which sets forth the rights and obligations of the parties. The terms of the agreement set forth the performance obligations of the parties, which includes settling transactions initiated by the Company. The Company determines the price at which it will execute transactions, however execution is dependent on market conditions. Upon settlement of transactions the parties have met their contractual obligations. Realized capital gains or losses are recognized after settlement, interest and/or dividends are recognized upon receipt, and unrealized gains or losses are recorded as other comprehensive income until the position is closed.

Note 3 – Leases

On October 1, 2019, the Company adopted ASU 2016-02 *Leases – (Topic 842)*. ASU 2016-02 requires the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. The Company has elected not to recognize leases with terms of 12 months or less. This standard had no material impact on the Company's financial position and results of operations.

Note 4 – Securities Owned

FASB ASC 820 defines fair value, creates a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The levels are:

Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.

Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques which all significant assumptions are observable in the market.

Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

The components of securities owned are as follows at September 30, 2024:

	Level 1	Level 2	Level 3	Total
Equity Securities	$ 229,524	$ -	$ -	$ 229,524
Treasury Note	59,457	-	-	59,457
Money Market Fund	406,664	-	-	406,664
Total Investments	$ 695,645	$ -	$ -	$ 695,645

No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical value.

Note 5 – Related Party Transactions

The shareholders and officers of the Company have provided office space to the Company during the year ended September 30, 2024 and charged the Company $48,000 for this service. There is no written agreement for this office lease. The terms are on a month-to-month basis.

Note 6 – Lease Commitments

The Company leases office space at two locations under month-to-month leases, including the main lease disclosed in Note 5. Rent expense for both locations was $52,800 for the year ended September 30, 2024.

Note 7 – Shareholder Agreement

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholder at a price equal to book value, should the minority shareholder decide to sell their shares.

Note 8 –Profit-Sharing Plan

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2024, the Company incurred $99,467 of expense associated with this plan.

Note 9 – Contingencies

The Company, from time to time, is involved in certain claims and arbitrations incidental to its business operations. The Company is not in a position currently to provide an evaluation of the likelihood of an unfavorable outcome or an estimate of the amount or range of potential loss, if any, to the Company.

Note 10 – Clearing Agreement with Off-Balance Sheet Risk

The Company sells securities it does not currently own (short sales) and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in its financial statements at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to the financial statement date. As of September 30, 2024, the Company had no short sales recorded in its statement of financial condition. The company also enters into these transactions to meet the needs of its customers, to conduct trading activities, and to manage market risks.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions, are performed by the Clearing Broker/Dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/Dealer.

The agreement expires on March 1, 2025. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/Dealer. The deposit is held in a Treasury Note and included in "Securities Owned, at Fair Value" item on the Balance Sheet. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions. The Company may therefore be exposed to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss.

The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

Note 11 – Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2024, the Company had net capital of $560,966 which was $460,966 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 73.86%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Note 12 – Reserve Requirements

The Company operates pursuant to an exemption from 15c3-3, or no exemption purusant to footnote 74 of SEC Release 34-70073, and does not take possession of customer funds or securities, therefore, the Company is not required to compute the determination of customer reserve requirements.

Note 13 – Possession and Control

The Company operates pursuant to an exemption from 15c3-3, or no exemption purusant to footnote 74 of SEC Release 34-70073, and therefore has no possession or control of customer funds or securities. There were no exceptions in adhering to the Company's operating exemption and/or no exemption, as applicable, pursuant to.

Note 14 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions, and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, most of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

Note 15 – Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements as of September 30, 2024 consists of:

Furniture & Fixtures	$	76,820
Office Equipment		21,523
Leasehold Improvements		162,550
		260,893
Less: Accumulated Depreciation and Amortization		260,711
Net	$	182

Note 16 – Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date which the financial statements were issued, noting none.